UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rubio’s Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78116B102

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102	13D	Page 2 of 11 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power * (see Item 5)
	9.	Sole dispositive power None
	10.	Shared dispositive power * (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person * (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) HC, IN

CUSIP No. 78116B102	13D	Page 3 of 11 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power * (see Item 5)
	9.	Sole dispositive power None
	10.	Shared dispositive power * (see Item 5)
11.	Aggregate amount beneficially owned by each reporting person * (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) HC, IN

CUSIP No. 78116B102	13D	Page 4 of 11 Pages

1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power * (see Item 5)
	8.	Shared voting power None
	9.	Sole dispositive power * (see Item 5)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person * (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) HC, OO

CUSIP No. 78116B102	13D	Page 5 of 11 Pages

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power * (see Item 5)
	8.	Shared voting power None
	9.	Sole dispositive power * (see Item 5)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person * (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) HC, PN

CUSIP No. 78116B102	13D	Page 6 of 11 Pages

1.	Names of reporting persons. MRRC Hold Co.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC, AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power * (see Item 5)
	8.	Shared voting power None
	9.	Sole dispositive power * (see Item 5)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person * (see Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 100%
14.	Type of reporting person (see instructions) CO

CUSIP No. 78116B102	Page 7 of 11 Pages

Introduction.

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $0.001 per share, of Rubio’s Restaurants, Inc., a Delaware corporation, filed by the undersigned on May 18, 2010 (the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 1 of the Schedule 13D is hereby amended and restated in full as follows:

“Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc. Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of the Issuer was amended, and such amended Certificate of Incorporation became the Certificate of Incorporation of the Issuer as the surviving corporation of the Merger. By virtue of the Merger, all of the outstanding shares of the Issuer’s Common Stock issued and outstanding immediately prior to the effective time of the Merger were cancelled and converted into the right to receive $8.70 in cash. Each share of the Merger Sub’s capital stock issued and outstanding immediately prior to the effective time of the Merger was converted into and became one fully paid and nonassessble share of common stock of the Issuer as the surviving corporation.

On August 24, 2010, following the effective time of the Merger, the Certificate of Incorporation of the Issuer was amended and restated (the “Restated Charter”). Pursuant to the Restated Charter, each share of the Issuer’s common stock was converted into one validly issued, fully paid and nonassesable share of Class B Common Stock, $0.01 par value (“Class B Common Stock”). Therefore, upon consummation of the Merger and the filing of the Restated Charter, the Issuer became a wholly-owned subsidiary of Parent and Parent now owns 100% of the issued and outstanding shares of the Issuer’s Class B Common Stock.

The address of the Issuer’s principal executive offices is 1902 Wright Place, Suite 300, Carlsbad, CA 92008.”

2.	Item 2(a) of the Schedule 13D is hereby amended and restated in full as follows:

“(a) This Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”), and MRRC Hold Co., a Delaware corporation, that is majority owned by the Fund (“Parent”). The foregoing persons are referred to in this Schedule 13D as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Messrs. Scharfman, Lynch and Goldman are currently directors of Parent and Mr. Scharfman is the sole officer of Parent.

CUSIP No. 78116B102	Page 8 of 11 Pages

Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of the preferred stock of Parent (“Parent Preferred Stock”) reported in this Schedule 13D that are directly held by the Fund. Parent has authority to vote and dispose of 1,000 shares of the Class B Common Stock which constitute all of the outstanding equity securities of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by one or more of the Reporting Persons that he or it is the beneficial owner of any of the shares of the Class B Common Stock held by Parent for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.”

3.	Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

“Item 3.	Source and Amount of Funds or Other Consideration

The acquisition of the Issuer (described in Item 4 below) was funded through (i) credit facilities arranged by GCI Capital Markets LLC, a Delaware limited liability company (“GC Cap”), in an aggregate principal amount of approximately $46 million (the “Credit Facilities”); (ii) the issuance of shares of Parent Preferred Stock with an aggregate value of approximately $50 million, to the Fund in exchange for cash and shares of Common Stock, to Mr. Rubio in exchange for shares of Common Stock and to certain affiliates of GC Cap in exchange for cash; and (iii) the Issuer’s cash on hand as of the effective time of the Merger, excluding amounts required to fund the Issuer’s operations and committed capital expenditures.

The Credit Facilities

In connection with the Merger, on August 24, 2010, Parent, Merger Sub, the Issuer and its subsidiaries entered into a secured Credit Agreement (the “Credit Agreement”) with certain lenders and GC Cap, as administrative agent and sole bookrunner, and certain related security agreements. On August 24, 2010, the Issuer (as successor by merger with Merger Sub) borrowed $41,120,000 under the Credit Agreement in order to fund in part the purchases of shares of the Issuer’s common stock pursuant to the Merger Agreement and other payments in connection with the Merger. No advances under the associated $5,000,000 revolving line of credit were made.

Parent Preferred Stock

On August 24, 2010, MRRC Hold Co. issued 10,526,316 shares of its Parent Preferred Stock to the Fund, Mr. Rubio and GC Cap affiliates for an aggregate of approximately $50 million in the form of both cash and shares of the Common Stock. MRRC Hold Co. used these proceeds to partially fund the acquisition.

Issuer’s Cash

The remaining source of funds to complete the acquisition was approximately $2.3 million of excess cash on the Issuer’s balance sheet.”

CUSIP No. 78116B102	Page 9 of 11 Pages

4.	Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

“Item 4.	Purpose of Transaction

On August 24, 2010, Parent completed its acquisition of the Issuer, pursuant to the terms of the Merger Agreement. To consummate the acquisition, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, as of the effective time of the Merger, each share of Issuer’s Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock held in the treasury of the Issuer or held by Merger Sub, Parent or any wholly-owned subsidiary of Parent or of the Issuer) was converted into the right to receive the Merger Consideration. The aggregate cash consideration payable to such former stockholders of the Issuer is approximately $82,019,293.50. In addition, each option to purchase shares of the Issuer’s common stock that remained outstanding and unexercised at the effective time of the Merger, whether vested or unvested, was converted into the right to receive a cash payment. At the effective time of the Merger, each Issuer’s restricted stock unit outstanding immediately prior to the effective time of the Merger, whether vested or unvested, was converted into the right to receive a cash payment.

As of the effective time of the Merger, the sole director of Merger Sub became the director of the Issuer, while the officers of the Issuer immediately prior to the effective time of the Merger became the officers of the surviving corporation. Frank Henigman, the Issuer’s post-merger Senior Vice President and Chief Financial Officer, was also appointed Treasurer of the Issuer as of the effective time of the Merger.

On August 26, 2010, the Issuer increased its board size to five members and added the following individuals to the company’s board: Ralph Rubio, Daniel Pittard, Thomas E. Lynch and Charles B. Goldman.

In connection with the Merger, an application to delist Issuer’s common stock from the Nasdaq Capital Market and to withdraw Issuer’s common stock from registration under Section 12(b) of the Exchange Act was filed with the SEC on August 24, 2010, and on or around September 3, 2010, the Issuer will file a Certification and Notice of Termination of Registration on Form 15 with the SEC for the purpose of terminating its registration under Section 12(g) of the Exchange Act pursuant to Rules 12g-4 and 12h-3 under the Exchange Act.

Except as otherwise set forth in this Item 4, the Reporting Persons do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change

CUSIP No. 78116B102	Page 10 of 11 Pages

in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.”

5.	Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

“Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 1,000 shares of the Class B Common Stock issued and outstanding as of August 24, 2010. All of the share numbers reported below are as of August 24, 2010, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5 (a, b).

The Parent directly holds, and thus has sole voting and dispositive power over, 1,000 shares of Class B Common Stock of the Issuer, which represents all of the currently outstanding equity of the Issuer. The Fund holds a majority of the outstanding equity of the Issuer. Therefore, the Fund has sole voting and dispositive power over the Parent. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund.

(c) No Reporting Person has effected any transaction in shares of the Common Stock from June 26, 2010 (the date 60 days prior to the date of filing of this Schedule 13D) to the date of filing of this Schedule 13D, other than as described in the other Items of this Schedule 13D.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.”

6.	Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

“Item 6.	Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached hereto, are incorporated by reference in their entirety into this Item 6.”

[signature page follows]

CUSIP No. 78116B102	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 30, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman

MRRC HOLD CO.

By:	/S/ SCOTT P. SCHARFMAN
Scott P. Scharfman
President and Chief Executive Officer